Exhibit 99.2

Statutory Financial Statements (Swiss CO)

1 January - 31 December 2019

Financial Statements	2
Notes to the Financial Statements	4

AC Immune SA

EPFL Innovation Park

1015 Lausanne / Ecublens

Switzerland

Report of the statutory auditor

to the General Meeting of AC Immune SA

Ecublens

Report on the audit of the financial statements

Opinion

We have audited the financial statements of AC Immune SA, which comprise the balance sheet as at 31 December 2019, income statement and notes for the year then ended, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements as at 31 December 2019 comply with Swiss law and the company’s articles of incorporation.

Basis for opinion

We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Our responsibilities under those provisions and standards are further described in the “Auditor’s responsibilities for the audit of the financial statements” section of our report.

We are independent of the entity in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our audit approach

Overview	Overall materiality: CHF 632'950

We tailored the scope of our audit in order to perform sufficient work to enable us to provide an opinion on the financial statements as a whole, taking into account the structure of the entity, the accounting processes and controls, and the industry in which the entity operates.

As key audit matter the following area of focus has been identified:

Revenue recognition – License agreement Eli Lilly and Company

PricewaterhouseCoopers SA, avenue C.-F. Ramuz 45, case postale, CH-1001 Lausanne, Switzerland

Téléphone: +41 58 792 81 00, Téléfax: +41 58 792 81 10, www.pwc.ch

PricewaterhouseCoopers SA is a member of the global PricewaterhouseCoopers network of firms, each of which is a separate and independent legal entity.

Materiality

The scope of our audit was influenced by our application of materiality. Our audit opinion aims to provide reasonable assurance that the financial statements are free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

Based on our professional judgement, we determined certain quantitative thresholds for materiality, including the overall materiality for the financial statements as a whole as set out in the table below. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements, both individually and in aggregate, on the financial statements as a whole.

Overall materiality	CHF 632'950
How we determined it	1% of total operating expenses
Rationale for the materiality benchmark applied	Profit before tax is not considered an appropriate benchmark as the entity is a start-up still in a developmental phase and has no recurring revenues. Based on the nature of the entity we deter-mined total expenses as the most appropriate benchmark for the materiality considerations applied during our audit.

We agreed with the Audit Committee that we would report to them misstatements above CHF 63'200 identified during our audit as well as any misstatements below that amount which, in our view, warranted reporting for qualitative reasons.

Audit scope

We designed our audit by determining materiality and assessing the risks of material misstatement in the financial statements. In particular, we considered where subjective judgements were made; for example, in respect of significant accounting estimates that involved making assumptions and considering future events that are inherently uncertain. As in all of our audits, we also addressed the risk of management override of internal controls, including among other matters consideration of whether there was evidence of bias that represented a risk of material misstatement due to fraud.

Report on key audit matters based on the circular 1/2015 of the Federal Audit Oversight Authority

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Revenue recognition – License agreement Eli Lilly and Company

Key audit matter	How our audit addressed the key audit matter

AC Immune SA has entered into a material revenue-generating license and collaborative research and development contract with Eli Lilly and Company (“license agreement”). The license agreement contains upfront fees related to the grant of right of use over licenses, additional payments based on achievement of various clinical and commercial milestones and royalties on commercial sales. The license agreement also sets out certain obligations on the company to deliver research and development services.

Given the complex nature of the license agreement, judgements involved in identifying performance obligations, allocating the transaction price and in determining the pattern of revenue recognition, we consider this area to be a key audit matter for our audit.

Refer to Note 2 in the financial statements for AC Immune's accounting policy.

We assessed the application of the accounting policy for the license agreement in accordance with Swiss law.

We read the respective contract, and reviewed Management’s assessment of the performance obligation(s), the determination, and allocation of the transaction price to the respective performance obligation(s), and Management’s conclusion as to whether revenues was recognized when the performance obligations were satisfied.

On the basis of the work performed, we do not take exception to Management’s key judgements.

AC Immune SA | Report of the statutory auditor to the General Meeting on the financial statements 2019

Responsibilities of the Board of Directors for the financial statements

The Board of Directors is responsible for the preparation of the financial statements in accordance with the provisions of Swiss law and the company’s articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Board of Directors is responsible for assessing the entity’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the entity or to cease operations, or has no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and Swiss Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Swiss law and Swiss Auditing Standards, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.

•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the entity’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the entity to cease to continue as a going concern.

We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

AC Immune SA | Report of the statutory auditor to the General Meeting on the financial statements 2019

From the matters communicated with the Board of Directors or its relevant committee, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on other legal and regulatory requirements

In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.

We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers SA

/s/ Michael Foley	/s/ Alex Fuhrer
Michael Foley	Alex Fuhrer
Audit expert	Audit expert
Auditor in charge

Lausanne, 30 March 2020

AC Immune SA | Report of the statutory auditor to the General Meeting on the financial statements 2019

AC Immune SA, Ecublens

Balance Sheet

		As at 31 December,
in CHF thousands	Notes	2019	2018

Assets

Current assets
Cash and cash equivalents	5	193,587	156,774
Short-term financial assets	5	95,000	30,000
Other current receivables
- Third parties	6	304	236
- Short-term financial receivables	6	-	219
Prepaid expenses	7	2,796	2,381
Accrued income	8	1,095	3,667
Total current assets		292,782	193,277

Non-current assets
Long-term financial assets	4	304	304
Property, plant and equipment	3	3,917	3,324
Total non-current assets		4,221	3,628

Total assets		297,003	196,905

Liabilities and shareholders' equity

Current liabilities
Trade payables
- To third parties	9	142	1,979
Accrued expenses	9	11,805	10,420
Deferred income	10	4,477	351
Short-term financing obligation	11	652	332
Total current liabilities		17,076	13,082
Non-current liabilities
Long-term financing obligation	11	-	186
Total non-current liabilities		-	186

Shareholders' equity
Share capital	12	1,435	1,350
Reserves from capital contributions		340,643	289,607
Accumulated losses brought forward		(107,320)	(58,426)
Profit / (loss) for the year		45,169	(48,894)
Total shareholders' equity		279,927	183,637

Total liabilities and shareholders' equity		297,003	196,905

Statutory Financial Statements	2

AC Immune SA, Ecublens

Income Statement

		For the Years Ended 31 December,
in CHF thousands	Notes	2019	2018

Contract revenue	13	111,073	7,234

Operating expenses
Salaries and related costs	14	(19,076)	(16,029)
Operating expenses	14	(42,946)	(37,796)
Depreciation of fixed assets	14	(1,273)	(960)
Total operating expenses		(63,295)	(54,785)

Operating profit / (loss)		47,778	(47,551)

Financial income	15	442	127
Financial expenses	15	(3,051)	(1,470)
Total net financial expenses		(2,609)	(1,343)
Profit / (loss) for the period		45,169	(48,894)

Statutory Financial Statements	3

AC Immune SA, Ecublens

Notes to the financial statements

1.	General information

AC Immune SA (the “Company,” “AC Immune,” “ACIU,” “we,” “our,” “ours,” or “us”) is a clinical stage biopharmaceutical company leveraging our two proprietary technology platforms to discover, design and develop novel, proprietary medicines and diagnostics for prevention and treatment of neurodegenerative diseases associated with protein misfolding. Misfolded proteins are generally recognized as the leading cause of neurodegenerative diseases, such as Alzheimer’s disease, or AD, and Parkinson’s disease, or PD, with common mechanisms and drug targets, such as Abeta, Tau and alpha-synuclein. Our corporate strategy is founded upon a three-pillar approach that targets Alzheimer’s disease, non-Alzheimer’s neurodegenerative diseases including NeuroOrphan indications and diagnostics. We use our two unique proprietary platform technologies, SupraAntigen™ (conformation-specific biologics) and Morphomer™ (conformation-specific small molecules), to discover, design and develop novel medicines and diagnostics to target misfolded proteins.

The Company was initially incorporated as a limited liability company on February 13, 2003 in Basel and effective August 25, 2003 was transitioned into a stock company. The Company’s corporate headquarters are located at EPFL Innovation Park Building B, 1015 Lausanne, Switzerland.

The statutory financial statements of AC Immune SA for the period ended 31 December 2019 were authorized for issue in accordance with a resolution of the Board of Directors on 27 March 2020 and will be submitted to the next Ordinary General Assembly.

During 2019 and 2018, AC Immune had an annual average of more than 50 but less than 250 full time equivalent positions.

2.	Summary of significant accounting principles

The present annual accounts have been prepared in accordance with the provisions of the Swiss law on accounting and financial reporting (32nd Title of the Swiss Code of Obligations). The principal accounting policies are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Current vs. non-current classification

The Company presents assets and liabilities in the balance sheet based on current/non-current classification. The Company classifies all amounts to be realized or settled within 12 months after the reporting period to be current and all other amounts to be non-current.

Foreign currency transactions

The financial statements are presented in Swiss Francs (CHF). Foreign currency transactions are translated into the functional currency (CHF) using prevailing exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into CHF at rates of exchange prevailing at the reporting date. Any gains or losses from these translations are included in the income statement in the period in which they arise.

Non-monetary assets and liabilities at historical costs are converted at the foreign exchange rate at the time of the transaction. Any foreign exchange profits are deferred in the balance sheet as not having an effect on net income. Foreign exchange losses, on the other hand, are recorded in the profit and loss account.

Revenue recognition

Revenue includes upfront fees, milestone payments as well as revenue from research and development agreements associated with collaborations with third parties and grants from public institutions and foundations.

License of intellectual property

Revenue from non-refundable, upfront license payments and performance milestones where the Company has continuing involvement is recognized over the estimated performance or agreement period, depending on the terms of the agreement. The recognition of revenue is prospectively changed for subsequent changes in the development or agreement period.

Statutory Financial Statements	4

AC Immune SA, Ecublens

For collaboration agreements on product candidates (i) that are in clinical development, (ii) where the upfront payment reflects a payment for past investments the Company has made in the development of the product candidate, access to the product candidate, the associated intellectual property and our knowledge, and, (iii) where there is no further performance commitment, the Company recognizes the fair value of the upfront payment at the time of entering into the collaboration agreement. For collaboration agreements (i) in clinical development but where conditions (ii) and (iii) are not met, the Company recognizes revenue from upfront payments under our collaboration agreements pro-rata over the term of the estimated period of performance under each agreement.

For collaboration agreements, in addition to receiving upfront payments, the Company is also entitled to milestone and other contingent payments upon achieving pre-defined objectives.

Milestone payments

Revenue from milestones, if they are non-refundable and deemed substantive, is recognized upon successful accomplishment of the milestones. To the extent that non-substantive milestones are achieved and the Company has remaining performance obligations, milestones are deferred and recognized as revenue over the estimated remaining period of performance.

Research and Development Services

The Company has certain arrangements with our collaboration partners that include contracting our full-time employees for research and development programs. These revenues are recorded in license and collaboration revenues as the services are performed.

Research and development expenditures

Given the stage of development of the Company’s products, all research expenditure is recognized as expense when incurred. Research and development expenditures include:

•	the cost of acquiring, developing and manufacturing active pharmaceutical ingredients for product candidates that have not received regulatory approval, clinical trial materials and other research and development materials;

•	fees and expenses incurred under agreements with contract research organizations, investigative sites, and other entities in connection with the conduct of clinical trials and preclinical studies and related services, such as administrative, data management, and laboratory services;

•	fees and costs related to regulatory filings and activities;

•	costs associated with preclinical and clinical activities; and

•	employee-related expenses, including salaries and bonuses, benefits, travel and stock-based compensation expense

For external research contracts, expenses include those associated with contract research organizations, or CROs. The invoicing from CROs for services rendered do not always align with work performed. We accrue the cost of services rendered in connection with CRO activities based on our estimate of the “stage of completion” for such contracted services. We maintain regular communication with our CRO vendors to gauge the reasonableness of our estimates and accrue expenses as of the balance sheet date in the financial statements based on facts and circumstances known at the time.

Registration costs for patents are part of the expenditure for research and development projects. Therefore, registration costs for patents are expensed when incurred as long as the research and development project concerned does not meet the criteria for capitalization.

Property, plant and equipment

Equipment is shown at historical acquisition cost, less accumulated depreciation and any accumulated impairment losses. Historical costs include expenditures that are directly attributable to the acquisition of the property, plant and equipment. Depreciation is calculated using a straight-line method to write off the cost of each asset to its residual value over its estimated useful life as follows:

IT equipment	3 years
Laboratory equipment	5 years
Leasehold improvements / furniture	5 years

Statutory Financial Statements	5

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. Where an asset’s carrying amount is greater than its estimated recoverable amount, it is written down to its recoverable amount.

Gains and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are included in the income statement.

Financial assets and liabilities

The Company’s financial assets and liabilities are comprised of receivables, cash and cash equivalents, short-term financial assets, trade payables and financing obligations.

Receivables

Receivables are non-derivative financial assets with fixed payments that are not quoted in an active market. They arise when the Company provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date, which are classified as long-term assets. Receivables are recognized at their billing value. An allowance for doubtful accounts is recorded for potential estimated losses when there is evidence of the debtor’s inability to make required payments and the Company assesses on a forward-looking basis the expected credit losses associated with these receivables held at amortized cost.

Short-term financial assets

Short-term financial assets are held with external financial institutions and comprise fixed-term deposits with maturities ranging from more than 3 until 12 months in duration.

Cash and cash equivalents

Cash and cash equivalents include deposits held with external financial institutions and cash on hand. All cash and cash equivalents are either in cash or in deposits with original duration of less than 3 months.

The Company assesses at each period whether there is objective evidence that financial assets are impaired.

Trade payables

Trade payables are recognized initially at nominal amount, which represents cost incurred.

Financing obligation

The Company’s financing obligation relates to its agreement with a third party and is measured as of the period end date based on the repayment terms when originated.

Statutory Financial Statements	6

AC Immune SA, Ecublens

Significant Shareholders

Principal shareholders who own more than 5 percent of the voting rights as at 31 December:

	Shares Owned		Shares Owned
	2019		2018
Principal Shareholders	Number	Percent	Number	Percent
5% Shareholders
dievini Hopp BioTech holding GmbH & Co KG(1)	18,041,000	25.1%	18,041,000	26.7%
Varuma AG(2)	11,999,999	16.7%	11,999,999	17.8%
BVF Inc.(3)	11,342,505	15.8%	5,663,760	8.4%
Eli Lilly and Company(4)	3,615,328	5.0%	-	0%

(1)	Represents 18,041,000 shares held by dievini Hopp BioTech holding GmbH & Co KG. Dietmar Hopp controls the voting and investment decisions of the ultimate parent company of dievini Hopp BioTech holding GmbH & Co KG. The shares registered in the name of dievini Hopp BioTech holding GmbH & Co KG may also be deemed to be beneficially owned by Friedrich von Bohlen und Halbach, who is a managing director of dievini Hopp BioTech holding GmbH & Co KG. The address for dievini Hopp BioTech holding GmbH & Co KG, Friedrich von Bohlen und Halbach is Johann-Jakob-Astor Str. 57, 69190 Walldorf, Germany.

(2)	The address for Varuma AG is Aeschenvorstadt 55, CH-4051 Basel, Switzerland. Rudolf Maag controls the voting and investment decisions of Varuma AG.

(3)	Based on information set forth in a Schedule 13G filed with the SEC by Biotechnology Value Fund on February 14, 2020, these shares consist of 11,342,505 shares held of record by BVF Inc. The address of BVF Inc. is 44 Montgomery St., 40th Floor, San Francisco, California 94104.

(4)	Represents 3,615,328 that Lilly obtained as part of its conversion in April 2019 of the Convertible Note Agreement which was deemed effective in January 2019. See Form 20-F as filed.

Operating lease liabilities

We have been a tenant at our current location in the EPFL Innovation Park in Ecublens/Lausanne since shortly after our inception in 2003. We lease our corporate, laboratory and other facilities under multiple operating leases that are month to month with no termination clause longer than a 12-month contractual notice period. Our lease agreements are structured such that we can exit these lease agreements without penalty provided we give the owner of our premises sufficient notice. As of 31 December 2019, total minimum liability for the remaining term was CHF 776 thousand.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events where it is more likely than not that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

Critical judgments and accounting estimates

The preparation of financial statements in conformity with the Swiss Code of Obligations requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

The areas where AC Immune has had to make judgments, estimates and assumptions relate to (i) revenue recognition on collaboration and licensing agreements and (ii) clinical development accruals. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Statutory Financial Statements	7

AC Immune SA, Ecublens

Information relating to items on Balance Sheet and Income Statement

3.	Property, plant and equipment

in CHF thousands	As at 31 December,
	2019	2018
Furniture	158	126
IT equipment	1,187	1,025
Lab equipment	6,698	5,367
Leasehold improvements	402	350
Total property, plant and equipment	8,445	6,868
Accumulated depreciation	(4,528)	(3,544)
Total	3,917	3,324

4.	Long-term financial assets

	As at 31 December,
in CHF thousands	2019	2018
Rental deposit (restricted cash)	301	301
Security deposit	3	3
Total	304	304

5.	Cash and cash equivalents and short-term financial assets

	As at 31 December,
in CHF thousands	2019	2018
Cash and cash equivalents	193,587	156,774
Short-term financial assets due in one year or less	95,000	30,000
Total	288,587	186,774

Cash and cash equivalents by currency
CHF	158,173	126,218
EUR	10,169	11,584
USD	25,245	18,972
Total	193,587	156,774

6.	Other current receivables

	As at 31 December,
in CHF thousands	2019	2018

Other current receivables
- from third parties	304	236
- short-term financial receivables	-	219
Total	304	455

Statutory Financial Statements	8

AC Immune SA, Ecublens

7.	Prepaid expenses

	As at 31 December,
in CHF thousands	2019	2018

Prepaid expenses (current)	2,796	2,381
Total	2,796	2,381

8.	Accrued income

	As at 31 December,
in CHF thousands	2019	2018

Accrued income	1,095	3,667
Total	1,095	3,667

9.	Trade payables and accrued liabilities

	As at 31 December,
in CHF thousands	2019	2018

Trade payables	142	1,979

Accrued payroll expenses	2,904	2,482
Accrued R&D costs	7,228	6,803
Other accrued expenses	1,673	1,135
Total accrued expenses	11,805	10,420
Total payables and accrued liabilities	11,947	12,399

10.	Deferred income

	As at 31 December,
in CHF thousands	2019	2018

Current portion of deferred income	4,477	351
Total deferred income	4,477	351

11.	Financing obligation

	As at 31 December,
in CHF thousands	2019	2018

Short-term financing obligation	652	332
Long-term financing obligation	-	186
Total	652	518

Statutory Financial Statements	9

AC Immune SA, Ecublens

12.	Share capital

As at 31 December 2019 and 2018, the issued share capital amounted to CHF 1,434,826 and CHF 1,350,138 comprising 71,741,285 common shares and 67,506,879 common shares, respectively, at a par value of CHF 0.02 per common share. The Company completed three follow-on offerings in 2018 raising gross proceeds of USD 117.5 (CHF 116.3) million and issuing 10,000,000 common shares.

13.	Revenues

	For the Years Ended 31 December,
in CHF thousands	2019	2018

Contract revenue	111,073	7,234
Total	111,073	7,234

14.	Operating expenses

	For the Years Ended 31 December,
in CHF thousands	2019	2018

Salaries and related costs
- related to research and development	12,011	10,342
- related to general administrative	7,065	5,687
Total salaries and related cost	19,076	16,029

Research and development expenses
- related to research and development expense	35,990	32,008
Total research and development expenses	35,990	32,008

General and administrative expenses
- related to regular general and administrative	6,956	4,896
- related to offering costs	-	892
Total general and administrative expenses	6,956	5,788

Depreciation of fixed assets	1,273	960

Total operating expenses	63,295	54,785

Statutory Financial Statements	10

AC Immune SA, Ecublens

15.	Financial income and expenses

	For the Years Ended 31 December,
in CHF thousands	2019	2018

Financial income
- interest income	343	29
- foreign exchange gains	99	-
- gain on debt extinguishment	-	98
Total financial income	442	127

Financial expenses
- foreign exchange (losses)	(2,491)	(1,136)
- bank fees	(13)	(36)
- interest expense	(528)	(298)
- loss on asset disposal	(19)	-
Total financial expenses	(3,051)	(1,470)

16.	Shareholders rights and equity awards

The following table presents information on the allocation of shares and equity awards to executive officers, directors and employees in accordance with Article 959c, paragraph 2, number 11 Swiss Code of Obligations (CO) as at 31 December 2019:

	Shares		Equity Awards
in CHF thousands	Number	KCHF	Number	KCHF
Issued to executive officers and directors	3,348,983	27,628,828	1,275,602	6,798
Issued to employees	395,140	3,259,905	808,056	3,746
Total	3,744,123	30,888,733	2,083,658	10,544

Share values are based on the Company’s share price of $8.52 (CHF 8.25). Equity awards are comprised of options and non-vested stock (restricted shares and restricted share units) awards. The fair value of our options is determined using the Black-Scholes Morten Model and our non-vested stock awards are valued using a reasonable estimate of market value of the common stock on the date of the award. Total shares are derived from our transfer agent’s records as at 31 December 2019.

The table below presents beneficial ownership of executive officers and directors, including affiliated entities, if applicable, in accordance with Article 663c CO as at 31 December 2019:

Beneficial ownership of executive officers and directors	Number of Shares	Number of Equity Awards
	2019	2019
Andrea Pfeifer, Ph.D., Chief Executive Officer and Director	2,550,809	496,264
Joerg Hornstein, Chief Financial Officer	-	364,804
Jean-Fabien Monin, Chief Administrative Officer	329,745	50,706
Marie Kosco-Vilbois, Ph.D., Chief Scientific Officer	-	82,645
Piergiorgio Donati, Chief Technical Operations Officer	4,500	48,522
Douglas Williams, Ph.D., Chairman and Director	-	36,113
Martin Velasco, Vice-Chairman and Director	444,250	43,101
Friedrich von Bohlen und Halbach, Ph.D., Director	-	30,578
Peter Bollmann, Ph.D., Director	15,656	24,703
Thomas Graney, Director	4,023	30,578
Werner Lanthaler, Ph.D., Director	-	30,656
Roy Twyman, MD., Director	-	36,932

Statutory Financial Statements	11

17.	Post balance sheet events

Management has evaluated subsequent events after the balance sheet date, through the issuance of these financial statements, for appropriate accounting and disclosures. On March 20, 2020, the Company and Lilly entered into a second amendment to replace the second CHF 30 million to be paid on or before March 31, 2020 with two milestone payments, a CHF 10 million milestone payment to be paid on or before March 31, 2020 and a CHF 60 million milestone payment following the first patient dosed in a Phase 2 clinical study of a licensed product in the U.S. or European Union.

Additionally, the potential disruption of the coronavirus outbreak on the Company’s business operations will depend on certain developments, including the duration, spread and severity of the outbreak. As of March 30, 2020, the Company is actively implementing specific precautionary measures to mitigate any potential disruptions accordingly.

The Company has determined that there were no other such events that warrant disclosure or recognition in these financial statements.

Statutory Financial Statements	12